Exhibit 99.1

Eco Wave Power Global AB (publ)

Condensed consolidated financial statements

As of June 30, 2022

Unaudited

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

	June 30 2022	December 31 2021
	In USD thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	12,320	14,621
Restricted short-term bank deposits	74	70
Other receivables and prepaid expenses	169	389
TOTAL CURRENT ASSETS	12,563	15,080

NON-CURRENT ASSETS:
Property and equipment, net	785	1,194
Right-of-use assets, net	65	101
Investments in a joint venture accounted for using the equity method	404	272
TOTAL NON-CURRENT ASSETS	1,254	1,567
TOTAL ASSETS	13,817	16,647

Liabilities and equity
CURRENT LIABILITIES:
Current maturities of long-term loans from related party	1,130	220
Current maturities of other long-term loan	32	-
Accounts payable and accruals:
Trade	54	46
Other	755	510
Current maturities of lease liabilities	90	127
TOTAL CURRENT LIABILITIES	2,061	903

NON-CURRENT LIABILITIES:
Long-term loans from related party, net of current maturities	-	882
Other long-term loan	90	129
TOTAL NON-CURRENT LIABILITIES	90	1,011

TOTAL LIABILITIES	2,151	1,914

EQUITY:
Common shares	98	98
Share premium	23,121	23,121
Foreign currency translation reserve	(1,739)	(103)
Accumulated deficit	(9,814)	(8,383)
TOTAL EQUITY	11,666	14,733
TOTAL LIABILITIES AND EQUITY	13,817	16,647

The above condensed consolidated statements of financial position should be read in conjunction with the accompanying notes.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2022	2021	2022	2021
	In USD thousands		In USD thousands
REVENUES	-	-	26	31
COST OF REVENUES	-	-	(22)	(27)
GROSS PROFIT	-	-	4	4
OPERATING EXPENSES
Research and development expenses	(441)	(195)	(635)	(355)
Sales and marketing expenses	(135)	(130)	(300)	(220)
General and administrative expenses	(650)	(428)	(1,186)	(715)
Other income	15	-	15	-
Share of net loss of a joint venture accounted for using the equity method	(5)	-	(10)	-
TOTAL OPERATING EXPENSES	(1,216)	(753)	(2,116)	(1,290)

OPERATING LOSS	(1,216)	(753)	(2,112)	(1,286)

Financial expenses	(13)	(19)	(31)	(36)
Financial income	521	7	712	81
FINANCIAL INCOME (EXPENSES) - NET	508	(12)	681	45

NET LOSS	(708)	(765)	(1,431)	(1,241)

ATTRIBUTABLE TO:
The parent company shareholders	(708)	(765)	(1,431)	(1,241)
	(708)	(765)	(1,431)	(1,241)

	In USD
LOSS PER COMMON SHARE – BASIC AND DILUTED	(0.02)	(0.02)	(0.03)	(0.04)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE	44,394,844	35,194,844	44,394,844	35,194,844

The above condensed consolidated statements of loss should be read in conjunction with the accompanying notes.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2022	2021	2022	2021
	in USD thousands

LOSS FOR THE PERIOD	(708)	(765)	(1,431)	(1,241)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION OF FOREIGN OPERATIONS	(9)	(38)	(32)	(17)

ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRENCY	(1,246)	272	(1,604)	(430)
OTHER COMPREHENSIVE LOSS FOR THE PERIOD	(1,255)	234	(1,636)	(447)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(1,963)	(531)	(3,067)	(1,688)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD IS ATTRIBUTABLE TO:
Total comprehensive loss for the period is attributable to the parent company shareholders	(1,963)	(531)	(3,067)	(1,688)

The above condensed consolidated statements of comprehensive loss should be read in conjunction with the accompanying notes.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited)

	Number of common shares*	Common shares capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total for Company's shareholders	Total
	in USD thousands

BALANCE AT JANUARY 1, 2021	35,194,844	76	15,179	1,576	(6,036)	10,795	10,795

CHANGES IN THE SIX MONTHS ENDED JUNE 30, 2021:
Loss for the period	-	-	-	-	(1,241)	(1,241)	(1,241)
Other comprehensive loss	-	-	-	(447)	-	(447)	(447)
Total comprehensive loss for the period	-	-	-	(447)	(1,241)	(1,688)	(1,688)
BALANCE AT JUNE 30, 2021	35,194,844	76	15,179	1,129	(7,277)	9,107	9,107

BALANCE AT JANUARY 1, 2022	44,394,844	98	23,121	(103)	(8,383)	14,733	14,733

CHANGES IN THE SIX MONTHS ENDED JUNE 30, 2022:
Loss for the period					(1,431)	(1,431)	(1,431)
Other comprehensive loss				(1,636)		(1,636)	(1,636)
Total comprehensive loss for the period				(1,636)	(1,431)	(3,067)	(3,067)
BALANCE AT JUNE 30, 2022	44,394,844	98	23,121	(1,739)	(9,814)	11,666	11,666

The above condensed consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended
	June 30
	2022	2021
	in USD thousands
CASH FLOWS - OPERATING ACTIVITIES:
Net loss	(1,431)	(1,241)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	121	123
Interest	27	27
Share of loss of a joint venture	10	-
Non-cash finance income	(74)	(26)
Loss on disposal of fixed assets	278	-
Changes in operating assets and liabilities
Decrease (increase) in other receivables and prepaid expenses	215	(225)
Increase in accounts payable and accruals	343	56
Net cash provided by (used in) operating activities	(511)	(1,286)

CASH FLOWS – INVESTING ACTIVITIES:
Investments in short-term deposits	(12)	-
Investment in a joint venture	(182)	-
Purchase of property and equipment	(1)	(3)
Net cash used in investing activities	(195)	(3)

CASH FLOWS - FINANCING ACTIVITIES:
Principal elements of lease payments	(51)	(51)
Net cash used in financing activities	(51)	(51)

DECREASE IN CASH AND CASH EQUIVALENTS	(757)	(1,340)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	14,621	10,734
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(1,544)	(351)
CASH AND CASH EQUIVALENTS - END OF PERIOD	12,320	9,043

Non-cash Investing activities and financing
Transfer of equipment to a joint venture	-	(152)

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

NOTE 1 - GENERAL INFORMATION:

Eco Wave Power Global AB (publ) (”the Parent Company” or together with its subsidiaries ”the Company”) is a Swedish public limited company formed on March 27, 2019 and registered at the Swedish Companies Registration Office on April 17, 2019. The Company’s American Depositary Shares (“ADSs”) are traded on the Nasdaq Capital Market in the United States. The Company’s corporate identity number is 559202-9499 and its address is Strandvägen 7A, 114 56 Stockholm, Sweden. Unless expressly indicated otherwise, all amounts are shown in thousands of U.S. dollars (”USD”).

In July 2021 the Company completed an underwritten public offering of ADSs. The ADSs began trading on Nasdaq on July 1, 2021.

On May 30, 2022 Nasdaq First North Growth Market Stockholm has accepted the Company’s application to delist its common shares. The last day of trading for the Company’s common shares on Nasdaq First North was June 13, 2022. As a result, since June 14, 2022 the company’s securities trade exclusively on the Nasdaq Capital Market in the United States in the form of American Depositary Shares (“ADSs”)

NOTE 2 - BASIS FOR PREPARATION

The Company's Unaudited condensed consolidated financial statements as of June 30, 2022 and 2021 and for the interim six month periods then ended (hereinafter: “The financial information for the interim period”) were prepared in accordance with International Accounting Standard 34: “Interim Financial reporting” (hereinafter: “IAS 34”). The financial information for the interim period is presented in a condensed form and does not include all of the information and disclosures that are required within the framework of annual financial statements. The financial information for the interim period should be read in conjunction with the annual financial statements for the year ended December 31, 2021 and the accompanying notes thereto, which comply with the International Financial Reporting Standards (hereinafter: “IFRS Standards”), as issued by the International Accounting Standard Board (“IASB”).

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES

General

The principal accounting policies and calculation methods, which have been implemented in the preparation of the financial information for the interim period, are consistent with those that were implemented in the preparation of the Group’s annual financial statements for the year ended December 31, 2021.

Fair value of financial instruments

As of June 30, 2022 and December 31, 2021, the financial instruments of the Group consist of non-derivative assets and liabilities (primarily working capital items, deposits and loans). With regard to non-derivative assets and liabilities, given their nature, the fair value of the financial instruments included in the consolidated statement of financial position is generally close or identical to their carrying amount.

NOTE 4 - Events during the period

Between 2016 and January 2022, the company operated a grid-connected proof-of-concept wave energy array in Gibraltar. On January 20, 2022, the company announced a collaboration agreement with AltaSea, a non-profit that accelerates scientific collaboration and advances an emerging blue economy, at the Port of Los Angeles. On March 2, 2022, the company announced its intent to relocate the energy conversion unit from Gibraltar to AltaSea’s premises in the Port of Los Angeles. Eco Wave Power intends to develop and supply new and upgraded floaters for its planned pilot in AltaSea’s premises, while Gibraltar power station’s floater mechanisms will be sent to steel recycling. As a result the company has recorded a one-off loss of $278.